Filed Pursuant to Rule 433

Registration Number 333-276739

$1,000,000,000 4.650% Notes due 2028

$1,000,000,000 4.800% Notes due 2030

$850,000,000 5.000% Notes due 2032

$900,000,000 5.200% Notes due 2035

$1,000,000,000 5.700% Notes due 2055

International Business Machines Corporation
February 5, 2025
Pricing Term Sheet

Issuer	International Business Machines Corporation
Expected Ratings*	A3 / A- / A- (Moody’s/S&P/Fitch)
Format	SEC Registered
Trade Date	February 5, 2025
Settlement Date**	February 10, 2025 (T+3)
Joint Bookrunning Managers	BNP Paribas Securities Corp.
Barclays Capital Inc.
Deutsche Bank Securities Inc.
RBC Capital Markets, LLC
Santander US Capital Markets LLC
SG Americas Securities, LLC
SMBC Nikko Securities America, Inc.
U.S. Bancorp Investments, Inc.
Wells Fargo Securities, LLC
Senior Co-Managers	BBVA Securities Inc. CIBC World Markets Corp. ING Financial Markets LLC Mizuho Securities USA LLC MUFG Securities Americas Inc. Scotia Capital (USA) Inc.
Co-Managers	Academy Securities, Inc. Bancroft Capital, LLC Samuel A. Ramirez & Company, Inc. Siebert Williams Shank & Co., LLC
Minimum Denomination	$100,000 and multiples of $1,000 in excess thereof
	2028 Notes	2030 Notes	2032 Notes	2035 Notes	2055 Notes
Size	$1,000,000,000	$1,000,000,000	$850,000,000	$900,000,000	$1,000,000,000
Maturity	February 10, 2028	February 10, 2030	February 10, 2032	February 10, 2035	February 10, 2055
Interest Payment Dates	Semi-annually on February 10 and August 10	Semi-annually on February 10 and August 10	Semi-annually on February 10 and August 10	Semi-annually on February 10 and August 10	Semi-annually on February 10 and August 10
First Interest Payment Date	August 10, 2025	August 10, 2025	August 10, 2025	August 10, 2025	August 10, 2025
Coupon	4.650%	4.800%	5.000%	5.200%	5.700%
Benchmark Treasury	4.250% due January 15, 2028	4.250% due January 31, 2030	4.375% due January 31, 2032	4.250% due November 15, 2034	4.250% due August 15, 2054

Benchmark Treasury Yield	4.205%	4.250%	4.340%	4.428%	4.657%
Spread to Benchmark Treasury	T + 45 bps	T + 60 bps	T + 70 bps	T + 80 bps	T + 105 bps
Yield to Maturity	4.655%	4.850%	5.040%	5.228%	5.707%
Make-Whole Call	Prior to January 10, 2028 at T + 10 bps	Prior to January 10, 2030 at T + 10 bps	Prior to December 10, 2031 at T + 15 bps	Prior to November 10, 2034 at T + 15 bps	Prior to August 10, 2054 at T + 20 bps
Par Call	On or after January 10, 2028	On or after January 10, 2030	On or after December 10, 2031	On or after November 10, 2034	On or after August 10, 2054
Price to Public	99.986%	99.780%	99.767%	99.784%	99.900%
Underwriting Discount	0.100%	0.200%	0.300%	0.450%	0.650%
Day Count	30/360	30/360	30/360	30/360	30/360
CUSIP	459200 LF6	459200 LG4	459200 LH2	459200 LJ8	459200 LK5
ISIN	US459200LF63	US459200LG47	US459200LH20	US459200LJ85	US459200LK58
Concurrent Offering	Earlier today, the Issuer priced €750,000,000 aggregate principal amount of 2.900% Notes due 2030, €1,100,000,000 aggregate principal amount of 3.150% Notes due 2033, €900,000,000 aggregate principal amount of 3.450% Notes due 2037 and €750,000,000 aggregate principal amount of 3.800% Notes due 2045 (together, the “concurrent offering”). The concurrent offering is being made by means of a separate prospectus supplement and not by means of the prospectus supplement to which this pricing term sheet relates. This communication is not an offer of any securities of the Issuer other than the notes to which this pricing term sheet relates. The concurrent offering may not be completed, and the completion of the concurrent offering is not a condition to the completion of the offering of the notes to which this pricing term sheet relates.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**Note: We expect that delivery of the notes will be made to investors on or about February 10, 2025, which will be the third business day following the date of this final term sheet (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market generally are required to settle in one business day (as such term is used for purposes of Rule 15c6-1 of the Exchange Act), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to the business day before delivery of the notes will be required, by virtue of the fact that the notes will initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement; such purchasers should consult their own advisors in this regard.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. at +1-800-854-5674, Barclays Capital Inc. at +1-888-603-5847, Deutsche Bank Securities Inc. at +1-800-503-4611, RBC Capital Markets, LLC at +1-866-375-6829, Santander US Capital Markets LLC at +1-855-403-3636, SG Americas Securities, LLC at +1-855-881-2108, SMBC Nikko Securities America, Inc. at +1-212- 224-5135, U.S. Bancorp Investments, Inc. at +1-877-558-2607 and Wells Fargo Securities, LLC at +1-800-645-3751.

This pricing term sheet supplements the preliminary form of prospectus supplement, pertaining to the notes issuance referenced above, issued by International Business Machines Corporation on February 5, 2025, relating to its Prospectus dated January 29, 2024.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.